Exhibit 99.1

Itaú Unibanco Holding S.A. 2020 Reference Form

Itaú Unibanco Holding S.A. REFERENCE FORM Base Date: 12.31.2020 5()(5(1&( )250 Base ‘DWH:    . .2020 LQ DFFRUGDQFH ZLWK $WWDFKPHQW    WR &90 ,QVWUXFWLRQ 1R                RI ‘HFHPEHU                ³&90 ,QVWUXFWLRQ 1R                ´ Identification Head office investior relations office independent auditors firm bookkeeping Agent Stockholders service Newspapers from which the company disclosues information website last update of this reference formUP 02/10/    2    2

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 3.3, 10.3, 12.12, 15.7, 17.1 and 17.5.	06/02/2021
V3	Updated items: 4.1 and 12.12	06/10/2021
V4	Updated items: 12.5/6, 12.7/8 and 12.12	06/21/2021
V5	Updated items: 5.6, 10.3, 11, 12.5/6, 12.7/8, 15.7 and 17.5	08/02/2021
V6	Updated items: 10.3, 12.5/6, 12.7/8, 15.7 and 21.3	08/25/2021
V7	Updated items: 10.3 and 15.7	10/08/2021
V8	Updated items: 11.1 and 11.2	11/03/2021
V9	Updated items: 7.2, 10.3, 15.4 and 15.7	11/11/2021
V10	Updated items: 7.2 and 15.4	11/25/2021
V11	Updated items: 7.2, 12.5/6, 12.7/8 and 15.4	12/06/2021
V12	Updated items: 10.3, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3	01/24/2022
V13	Updated items: 11.1, 11.2, 12.5/6 and 12.12	02/10/2022

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ITEM 11. PROJECTIONS 11.1. Projections must identify: Information provided in this item on business prospects, projections and operational and financial goals is solely forecasts based on Management’s current expectations in relation to the Bank’s future. These prospects are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future events and financial trends that affect our activities. Due to these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and others alike are used to identify forward-looking statements but are not the only way to identify such statements. a) subject matter of the projection Projections are disclosed based on the Managerial Result, considering: a.1) Accumulated variation in the 12-month period: Total loan portfolio, including financial guarantees provided and corporate securities;    Financial margin with clients;    Commissions and fees and result from insurance operations; and    Non-interest expenses. a.2) Accumulated amount in the 12-month period: Financial margin with the market; and    Cost of credit, which includes result from loan losses, impairment, and discounts granted; a.3) Expected income and social contribution tax rate. a.4) Recurring managerial ROE. a.5) Capital. b)projected period and the period for which the projection is valid    Projected period: Fiscal year 2022;    Period for which the projection is valid: current year or until Management states otherwise. c)assumptions considered indicating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions under Management control for fiscal year 2022 The guidance disclosed to the market is based on the assumptions used for the bank’s 2021 budget. The budgets for earnings results, loan operations balance and equity account balances are evaluated to ensure this alignment. The range disclosed is defined according to management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, the guidance may be revised. The guidance does not include any possible acquisitions or partnerships that may occur in the future. c.2) Assumptions beyond Management control for fiscal year 2022 This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors: General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets    General economic and political conditions abroad, particularly in the countries where we operate    Disruptions and volatility in the global financial markets    Increases in compulsory deposits and reserve requirement    Changes in Government regulations and tax laws    Regulação e liquidação do nosso negócio de forma consolidada    Developments of investigations and its impact on clients and our fiscal exposure    Holders of our shares and ADRs may face difficulties to receive dividends    Failure or hacking of our security and operational infrastructure or systems    Our ability to protect personal or other data    Fiercer competition and sector consolidation    Changes in our loan portfolios and the value of our securities and derivatives    Losses associated with counterparty exposure    Our exposure to the Brazilian public debt    Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves    Efficiency of our risk management policies    Damage to our reputation    Ability of our controlling stockholder to run our business    Difficulties to integrate new or merged business    Impact of environmental and social issues    The impact of the coronavirus (Covid-19) pandemic or of other disease pandemic might adversely affect the future results of our operations and may continue to impact the market price of our securities; and    Other risk factors that are listed on item “4.1—Risk Factors” of this Reference Form d)Guidance information Projections for fiscal year 2022 The table below presents the revised projections for the year 2022, according to material fact disclosed on February 10, 2022.

(1)Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. It’s worth mentioning that the company considers, for management purposes, a cost of capital of around 14.0% per year. 11.2. If the issuer has disclosed guidance over the last three fiscal years: a) Inform which ones are being replaced by new projections and which ones are the same The indicators presented and monitored for the 2022 guidance remain unchanged compared to the ones presented in 2021 and 2019. It’s worth mentioning that, according to Material Fact disclosed on May 4th, 2020, 2020 guidance was suspended due to the lack of visibility regarding COVID-19 crises impacts. These indicators: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses, and (vii) effective income and social contribution tax rate. b) with respect to the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections Projections for fiscal year 2021

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses. Total loan portfolio: the higher-than-expected growth both in Consolidated and in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio in the corporate segment. Financial margin with clients: the higher-than-expected growth both in Consolidated and in Brazil was mainly driven by the increase in loan portfolio and the impact of the higher interest rate scenario on our return on working capital. Effective income tax/social contribution rate: the higher-than-expected effective rate in Brazil is driven by the write-off of tax credits carried out in the first quarter of 2021 as a result of their revaluation. Additionally, the higher profit in the period ends up economically diluting the tax benefit of interest on capital. Projections for fiscal year 2020 In accordance with the Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the general market that it decided to suspend its projections for the year 2020, disclosed through a Material Fact on February 10, 2020. Projections for fiscal year 2019

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities;(3) Includes Result from Loan Losses, Impairment and Discounts Granted; (4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses. Explanation for any difference in projections: Total loan portfolio: the higher-than-expected growth in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio. Financial margin with clients: the lower-than-expected consolidated growth was mainly driven by the foreign exchange variation in our Latin American operations. Cost of credit: the higher-than-expected consolidated level was mainly due to a higher increase in loan portfolio in Brazil and higher-than-expected levels of provision for the Latin America portfolio, driven by macroeconomic uncertainties in Chile in the fourth quarter of 2019. Commissions and fees and result from insurance operations: the higher-than-expected consolidated growth and in Brazil was mainly driven by higher revenues from economic and financial advisory, brokerage and fund management services. Non-interest expenses: the lower-than-expected consolidated growth and in Brazil was due to the efficient cost management. c) with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced Not applicable.

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Andre Balestrin Cestare 213.634.648-25 Not applicable.	06/08/1978 Engineer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	5 0.00%
Renato Barbosa do Nascimento 161.373.518-90 Not applicable.	10/28/1971 Accountant	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	5 0.00%
André Sapoznik 165.085.128-62 Not applicable.	02/24/1972 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	6 0.00%
Álvaro Felipe Rizzi Rodrigues 166.644.028-07 Not applicable.	03/28/1977 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	8 0.00%
Teresa Cristina Athayde Marcondes Fontes 307.447.828-48 Not applicable.	08/28/1982 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Daniel Sposito Pastore 283.484.258-29 Not applicable.	10/07/1979 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Sergio Guillinet Fajerman 018.518.957-10 Not Applicable	03/26/1972 Economist	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
José Geraldo Franco Ortiz Junior 290.270.568-97 Not applicable.	11/23/1980 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%

9

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Alexsandro Broedel 031.212.717-09 Member of the Disclosure ad Trading Committee	10/05/1974 Accountant	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	9 0.00%
Renato Lulia Jacob 118.058.578-00 Investor Relations Officer Chairman of the Disclosure ad Trading Committee	05/10/1974 bank clerk	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Emerson Macedo Bortoloto 186.130.758-60 Not applicable.	07/25/1977 Information Technologist	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	11 0.00%
Alexandre Grossmann Zancani 288.246.148-84 Not applicable.	10/14/1977 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
André Luís Teixeira Rodrigues 799.914.406-15 Not applicable.	08/11/1973 Engineer	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Ricardo Ribeiro Mandacaru Guerra 176.040.328-85 Not applicable.	08/28/1970 Engineer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Matias Granata 228.724.568-56 Not applicable.	06/17/1974 Economist	Board of Officers member only 19 – Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%

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12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Tatiana Grecco 167.629.258-63 Not applicable.	08/31/1973 Technologist in Construction	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	5 0.00%
Candido Botelho Bracher 039.690.188-38 Member of the Social Responsibility Committee Member of the Capital and Risk Management Committee Member of the Compensation Committee	12/05/1958 Business Administrator	Board of Officers member only 29- Other board officers Member of the Board of Directors (non-executive director)	04/27/2021 06/15/2021	Annual Yes	1 0.00%
José Virgilio Vita Neto 223.403.628-30 Member of the Disclosure and.Trading Committee	09/13/1978 Lawyer	Board of Officers member only 19 – Other officers Officer	04/29/2021 06/16/2021	Annual No	8 0.00%
Renato da Silva Carvalho 033.810.967-61 Not applicable.	11/02/1974 Engineer	Board of Officers member only 19- Other officers Officer	04/29/2021 06/16/2021	Annual No	2 0.00%
Paulo Sergio Miron 076.444.278-30 Not applicable.	07/26/1966 Accountant	Board of Officers member only 19- Other officers Officer	04/29/2021 06/16/2021	Annual No	7 0.00%
Pedro Paulo Giubbina Lorenzini 103.594.548-79 Not applicable.	04/02/1968 Business Administrator	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Adriano Cabral Volpini 162.572.558-21 Not applicable.	12/06/1972 Business Administrator	Board of Officers member only 19- Other officers Officer	04/29/2021 06/16/2021	Annual No	4 0.00%
Leila Cristiane Barboza Braga de Melo 153.451.838-05 Not applicable.	10/04/1971 Lawyer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	8 0.00%

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12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	Profession	Elective office held	Date of investiture	Nominated by the controlling stockholder	Percentage of attendance at meetings
Other positions held and roles performed at the issuer		Description of other positions/roles			
Carlos Fernando Rossi Constantini 166.945.868-76 Not applicable	05/02/1974 Engineer	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Flávio Augusto Aguiar de Souza 747.438.136-20 Not Applicable	03/27/1970 Business Administrator	Board of Officers member only 19- Other officers Officer (member of the Executive Committee)	04/29/2021 06/16/2021	Annual No	2 0.00%
Milton Maluhy Filho 252.026.488-80 Not applicable.	06/08/1976 Business Administrator	Board of Officers member only 19- Other officers Director President	04/29/2021 06/16/2021	Annual No	4 0.00%
Frederico Trajano Inácio Rodrigues 253.929.608-47 Not Applicable	03/25/1976 Business Administrator	Board of Directors member only 29- Other board officers Member of the Board of Directors (independent director)	04/27/2021 06/15/2021	Annual Yes	2 84.62%
Ana Lúcia de Mattos Barretto Villela 066.530.828-06 Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee	10/25/1973 Pedagogic Professional	Board of Directors member only 29- Other board officers Member of the Board of Directors (non-executive director)	04/27/2021 06/15/2021	Annual Yes	4 100.00%
Fábio Colletti Barbosa 771.733.258-20 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Strategy Committee Chairman of the Related Parties Committee Member of the Social Responsibility Committee	10/03/1954 Business Administrator	Board of Directors member only 29- Other board officers Member of the Board of Directors (independent director)	04/27/2021 06/15/2021	Annual Yes	7 100.00%

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12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Maria Helena dos Santos Fernandes de Santana 036.221.618-50 Member of the Related Parties Committee	06/23/1959 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/27/2021 06/15/2021	Annual Yes	1 0.00%
Pedro Luiz Bodin de Moraes 548.346.867-87 Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	07/13/1956 Economist	Board of Directors member only 29 - Other board members Member of the Board of Directors (independent director)	04/27/2021 06/15/2021	Annual Yes	14 100.00%
Pedro Moreira Salles 551.222.567-72 Chairman of the Strategy Committee Chairman of the Nomination and Corporate Governance Committee Chairman of the Personnel Committee Member of the Social Responsibility Committee	10/20/1959 Banker	Board of Directors member only 29 – Other board members Co-chairman of the Board of Directors (non-executive director)	04/27/2021 06/15/2021	Annual Yes	14 100.00%
Luciana Nicola Scheneider 270.049.978-63 Not applicable.	12/27/1977 bank clerk	Board of Officers member only 19 – Other officers Officer	02/10/2022	Annual No	0 0.00%

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12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name Taxpayer ID (CPF) Other positions held and roles performed at the issuer	Date of birth Profession	Management body Elective office held Description of other positions/roles	Date of election Date of investiture	Term of office Nominated by the controlling stockholder	Number of consecutive terms of office Percentage of attendance at meetings
Ricardo Villela Marino 252.398.288-90 Member of the Strategy Committee	01/28/1974 Engineer	Board of Directors member only 21 - Vice President of the Board of Directors	04/27/2021 06/15/2021	Annual Yes	14 100.00%
Alfredo Egydio Setubal 014.414.218-07 Member of the Personnel Committee Member of the Nomination and Corporate Governance Committee Member of the Disclosure and Trading Committee Chairman of the Social Responsibility Committee	09/01/1958 Business Administrator	Board of Directors member only 29 - Other board members Member of the Board of Directors (non-executive director)	04/27/2021 06/15/2021	Annual Yes	14 100.00%
Roberto Egydio Setubal 007.738.228-52 Member of the Capital and Risk Management Committee Member of the Strategy Committee Chairman of the Compensation Committee	10/13/1954 Engineer	Board of Directors member only 29 - Other board members Co-chairman of the Board of Directors (non-executive director)	04/27/2021 06/15/2021	Annual Yes	14 92.31%

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12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Taxpayer ID (CPF)	**Profession**	**Elective office held**	**Date of investiture**	**Nominated by the controlling stockholder**	**Percentage of attendance at meetings**
Other positions held and roles performed at the issuer		**Description of other positions/roles**			
João Moreira Salles 295.520.008-58	04/11/1981	Board of Directors member only	04/27/2021	Annual	5
	Economist	29 - Other board members	06/15/2021	Yes	100.00%
Member of the Strategy Committee Member of the Compensation Committee		Member of the Board of Directors (non-executive director)			
Marco Ambrogio Crespi Bonomi	05/06/1956	Board of Directors member only	04/27/2021	Annual	5
700.536.698-00	Economist	29 - Other board members	06/15/2021	Yes	100.00%
Member of the Nomination and Corporate Governance Committee Member of the Capital and Risk Management Committee		Member of the Board of Directors (Independent member)			
Rene Guimarães Andrich	08/04/1971	Fiscal Council	04/27/2021	Annual	2
709.926.659-49	Accountant	47 - Fiscal Council (Alternate) Nominated by preferred stockholders	06/15/2021	No	0.00%
Not applicable.					
Reinaldo Guerreiro	02/10/1953	Fiscal Council	04/27/2021	Annual	5
503.946.658-72	Accountant	46 - Fiscal Council (Alternate) Nominated by the controlling stockholder	06/15/2021	Yes	0.00%
Not applicable.					
Alkimar Ribeiro Moura	08/09/1941	Fiscal Council	04/27/2021	Annual	6
031.077.288-53	Economist	43 - Fiscal Council (Effective) Nominated by the controlling stockholder	06/15/2021	Yes	100.00%
Not applicable.					
Artemio Bertholini	04/01/1947	Fiscal Council	04/27/2021	Annual	1
095.365.318-87	Economist	44 - Fiscal Council (Effective) Nominated by preferred stockholders	06/15/2021	No	0.00%
Not applicable.					

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12.5/6—Composition and professional experience of the board of directors and fiscal council NameDate of birthManagement bodyDate of electionTerm of officeNumber of consecutive terms of office Taxpayer ID (CPF)ProfessionElective office heldDate ofNominated by thePercentage of investiturecontrollingattendance at stockholdermeetings Other positions held and roles performedat the issuerDescription of other positions/roles -RmR &RVWD )LVFDO &RXQFLO $QQXDO 13Not applicable Economist Lawyer Annual Yes 11 100.00% (FRQRPLVW                )LVFDO &RXQFLO $OWHUQDWH 1RPLQDWHG <HV 6 15 1RW DSSOLFDEOH E\ WKH FRQWUROOLQJ VWRFNKROGHU     -RVp &DUXVR &UX] +HQULTXHV )LVFDO &RXQFLO $QQXDO 11 /DZ\HU    ± &KDLUPDQ RI WKH )LVFDO &RXQFLO (OHFWHG <HV 1RW DSSOLFDEOH E\ WKH FRQWUROOLQJ VWRFNKROGHU 6 15 3URIHVVLRQDO H[SHULHQFH    6WDWHPHQW RI DQ\ FRQYLFWLRQ ,QGHSHQGHQFH FULWHULD 7HUHVD &ULVWLQD $WKD\GH 0DUFRQGHV )RQWHV                Teresa Cristina Athayde Marcondes Fontes, a Member of the Partners Program, joined the Itaú Unibanco Group in 2003. She worked until 2017 at the legal advisory to institutional and business departments and, from 2017 to 2019, she was responsible for the Conglomerate’s Compliance, Retail Banking and Labor segments, including as a liaison with a number of regulatory bodies. She was elected Officer in 2019 and has been responsible for the Civil Litigation Office. She holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil; a post-graduate degree in Commercial Law from the University of Paris, Panthéon Sorbonne, Paris, France; an MBA from the Fundação Dom Cabral, São Paulo, Brazil; a post-MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S., and has attended the Executive Education Program from the Fundação Dom Cabral, São Paulo, Brazil. $OH[DQGUH *URVVPDQQ =DQFDQL                Alexandre Grossmann Zancani, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, having held the position of Executive Officer at the Itaú Unibanco Group (2019 to 2021). He was a Digital Business, Data, New Undertakings and Innovation Officer (2017 to 2019), a Risk Officer – Individuals and Consumers (2015 to 2017), an Executive Credit Superintendent at Santander – Individuals and Financing Companies (2013 to 2015), an Executive Credit Superintendent at Santander – Individuals (2012 to 2013) at Santander (Brazil), an Executive Credit and Collection Superintendent (2009 to 2012) at Santander Cards and a Member of the Board of Directors (2017 to 2018) at Banco PSA Finance Brasil S.A. He holds a Bachelor’s degree in Computer Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and an MBA from the INSEAD, Fontainebleau, France.    16

Alexsandro Broedel - 031.212.717-09

Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation.
He holds a Bachelor's degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom.

Renato Lulia Jacob - 118.058.578-00

Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015).
He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom.
He holds a Bachelor's degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S.

Emerson Macedo Bortoloto - 186.130.758-60

Emerson Macedo Bortoloto has been an Officer at the Itaú Unibanco Group since 2011. He joined the Itaú Unibanco Group in 2003, taking over a number of positions in the Internal Audit department. He is currently the Internal Audit Officer, responsible for managing the Audit department, whose mission is to plan, carry out and report on audits in Itaú Unibanco Group Retail processes and business, as well as in processes of the Information Technology, Information Security and Cybersecurity area. Mr. Bortoloto was responsible for evaluating processes related to Market, Credit and Operational Risks, in addition to Project Auditing and Continuous Auditing. Also at the Itaú Unibanco Group, he was responsible for auditing in the Information Technology and Retail Credit Analysis and Granting processes.
He has been a Member of the Audit Committees of Itaú Unibanco's controlled companies and affiliates, such as: Banco Itaú Paraguay, Banco Itaú Uruguay, CIP – Câmara Interbancária de Pagamentos and Tecban - Tecnologia Bancária.
Mr. Bortoloto worked at Ernst & Young Auditores Independentes (2001 to 2003) and at Banco Bandeirantes (1992 to 2001), being responsible for auditing IT and operational processes.
He holds a Bachelor's degree in Data Processing Technology, a Postgraduate degree in Audit and Consulting in Information Security from the Faculdades Associadas de São Paulo (FASP), São Paulo, Brazil, and an MBA in Internal Auditing from the Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI), Brazil. He is CISA certified by the Information Systems Audit and Control Association (ISACA).

André Luís Teixeira Rodrigues - 799.914.406-15

André Luís Teixeira Rodrigues, has been a Partner since 2010 and a Member of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Retail Banking segment, which includes Itaú Branches, Uniclass, Personnalité, Companies departments, Government and Payroll segments, and is also responsible for the Insurance, Products and Strategic Planning – Individuals and Companies, CRM, Digital Channels and User Experience (UX) departments.
He joined the Itaú Unibanco Group in 2000 and has been an Officer since 2005. He was an Executive Officer from 2008 and 2020, having worked at Banco Itaú BBA from its creation in 2003 to 2018 and at the Retail Banking segment as from 2019.
He holds a Bachelor's degree in Mechanical Engineering with major in Automation and Systems ("Mechatronics") from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil.

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7DWLDQD *UHFFR                Tatiana Grecco, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. She has worked at the financial and capital markets since 1994, when she joined the Capital Markets Department. She has built a consistent and successful career over the years within the firm, starting as a Back-Office Analyst of institutional and private banking investors’ portfolios. In 1998, she became a Fund Portfolio Manager at Itaú Asset Management. After that, she worked as a Senior Portfolio Manager of fixed income and technical provision portfolios for five years and later became the Superintendent of Technical Provision Portfolio Management. In 2009, Ms. Grecco commenced the indexed fund business at Itaú Asset Management, through mutual funds and ETFs – Exchange Traded Funds. In 2014, she also became the Superintendent of Solutions for Asset Allocation and Quantitative Funds. She has coordinated the ETF Committee and the ESG Workgroup at ANBIMA for several years. She was also Vice President of the Fixed Income and Multimarket Funds Committee at the same Association, contributing to the development of Brazilian Mutual Funds. Since 2017, she has been responsible for the market and liquidity risk control at the Itaú Unibanco, Itaú Asset Management and Itaú Corretora de Valores units. She holds a Bachelor’s degree in Civil Construction with major in Technology from the Universidade Estadual Paulista (UNESP), São Paulo, Brazil, a Postgraduate degree in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and is certified by the Executive Education Program on Asset Management from the Yale University, Connecticut, U.S. She has also been a Certified Financial Planner (CFP) since 2009 and is Asset Manager certified by ANBIMA (CGA). &DQGLGR %RWHOKR %UDFKHU                Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. ‘DQLHO 6SRVLWR 3DVWRUH                Daniel Sposito Pastore, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He has held several positions at the Itaú Unibanco Group, including Legal Superintendent working at the labor, criminal, union relations, higher courts, labor advisory and WMS areas (2012 to 2020); Legal Manager, WMS, working at the International, Asset and Brokerage departments (2008 to 2011), Legal Lawyer, WMS (2004 to 2008); Lawyer, Banking Law (2002 to 2003), and Legal Assistant (M&A Legal) (2000 to 2002). Mr. Pastore served at the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) as an effective Member of the Legal Committee (2012 to 2016), having served as Vice President (2015 to 2016); Coordinator and Liaison on behalf of ANBIMA with the Comissão de Valores Mobiliários (CVM) for issuing and implementing new rules on suitability, asset management and trust management and investment funds (2014 to 2016), and Coordinator of the revision of self-regulation codes for trust management, asset management and investment funds (2015 to 2016). He has been a Member of the legal labor committee (since 2017) and a Member of the union negotiation committee (since 2020) at the Federação Brasileira de Bancos (FEBRABAN). He holds a Bachelor’s degree in Law from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil, and a post-graduate degree in Financial and Capital Markets Law from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil.    18

-RVp 9LUJLOLR 9LWD 1HWR                José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. 5HQDWR GD 6LOYD &DUYDOKR                Renato da Silva Carvalho, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2020. He is currently responsible for the Wholesale Banking’s Financial Planning department. Mr. Carvalho has held several positions at the Itaú Unibanco Group, including Finance Superintendent, Wholesale Banking (2017 to 2020) and Market and Liquidity Risk Superintendent/Manager (2010 to 2017). He worked as Investment Market Risk Associate Director (2008 to 2010) at Fidelity International LTD (London, United Kingdom), Market Risk Associate Director (2006 to 2008) at Mizuho International LTD (London, United Kingdom), and Market and Liquidity Risk Analyst (1998 to 2006) at Banco Brascan S.A. (Rio de Janeiro, Brazil). He holds a Bachelor’s degree in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; an Executive MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; an MBA in System Analysis, Project and Management from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil; and a M.Sc.in Production Engineering from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; and he has attended the Executive Program from the Fundação Dom Cabral, Minas Gerais, Brazil. He is a certified Professional Risk Manager (PRM) by the Professional Risk Management International Association (PRMIA) and a Financial Risk Manager (FRM) by the Global Association of Risk Professionals (GARP). Luciana Nicola Scheneider—270.049.978-63 Luciana Nicola Schneider, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2022. She has held several positions at the Itaú Unibanco Group, including Superintendent of Institutional Relations, Sustainability and New Business (2018 to 2021) and Superintendent of Government and Institutional Relations (2009 to 2018). She worked as a Social Responsibility Manager (2004 to 2009) at Instituto Unibanco S.A. and at the Endomarketing department at Unibanco S.A. (1997 to 2004). Ms. Schneider was also a Member of the Steering Committee (2005 to 2007) at Associação Junior Achievement of the São Paulo State. She holds a Bachelor’s degree in Law from the Universidade São Judas Tadeu, São Paulo, Brazil, and postgraduate degrees in Semiotics from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and in Leadership and Public Management from the Centro de Liderança Pública – CLP and Center on the Legal Profession at Harvard Business School, Cambridge, Massachusetts, USA.    19

3DXOR 6HUJLR 0LURQ                Paulo Sergio Miron, a Member of the Partners Program, has been the Officer responsible for internal audit (CAE – statutory audit committee) at the Itaú Unibanco Group since 2015. He has been an Officer at the Instituto Unibanco and the Fundação Itaú para Educação e Cultura, a Member of the Fiscal Council at the Fundação Maria Cecilia Souto Vidigal, of the Fiscal Council at Instituto Lemann and of the Fiscal Council at the Fundação Nova Escola, and a Coordinator of the Audit Committee at Zup Tecnologia. Mr. Miron has served as a financial specialist at the Audit Committee of Porto Seguro and XP. With over 28 years of experience in independent auditing, he was a partner at PricewaterhouseCoopers (PwC)—Brazil (1996 to 2014) responsible for the audit work at large Brazilian financial conglomerates, the Brasília office in Distrito Federal (DF), and both the government services and the banking departments. Mr. Miron also coordinated the PwC Brazil’s department of training at financial institutions for over ten years, and worked as a college professor teaching financial market-related courses. He is a speaker at many seminars on governance, auditing and financial market issues. He holds a Bachelor’s degrees in Economics from the Universidade Presbiteriana Mackenzie, São Paulo, Brazil and in Accounting from the Universidade São Judas Tadeu, São Paulo, Brazil. 3HGUR 3DXOR *LXEELQD /RUHQ]LQL                Pedro Paulo Giubbina Lorenzini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Treasury, Client and Product Desks and Macroeconomics departments and for the bank`s operations in South America (Argentina, Paraguay, Uruguay and Itaú CorpBanca), having held the position of Executive Officer (2021). He is a Member of the Board of Directors and a Member of the Risk and Financial Committee at B3 S.A. – Brasil, Bolsa, Balcão (2021/2023 two-year period). Mr. Lorenzini was responsible for the Markets, Securities Services and Treasury (2008 to 2021); Sales and Structuring, ALM Management (2004 to 2008); Trading and Currency Management (2000 to 2004); Management of the ALM Department (1997 to 2000); several departments of the Treasury Products Sales to Corporate Clients (1995 to 1997); Structuring and Development of Treasury Products (1993 to 1995); Product and Risk Management Manager (1992 to 1993); and responsible for Controllership and Management of Managerial Results from Corporate Products (1991 to 1992) at Citigroup Brazil, and was a Trainee (1989 to 1991) at Citibank Brazil. He was Chairman of the Treasury Committee (2010 to 2013) and Citibank’s representative at the Board of Executive Officers at the Federação Brasileira de Bancos (FEBRABAN) (2013 to 2021),and Chairman of the Treasury Committee (2010 to 2012),and Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2010 to 2021). He holds a Bachelor’s degree in Business Administration from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. $GULDQR &DEUDO 9ROSLQL                Adriano Cabral Volpini, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2012. He has held several positions at the Itaú Unibanco Group, including Superintendent of Prevention of Unlawful Acts (2005 to 2012); Manager of Prevention of Unlawful Acts (2004 to 2005); Inspection Manager (2003); Inspector (1998 to 2003); Auditor (1996 to 1997) and in the Branch Operation Department (1991 to 1996). He also holds management positions in several companies of the Itaú Unibanco Group. He holds a Bachelor’s degree in Social Communication and a postgraduate degree in Accounting and Financial Administration, both from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil, and an MBA in Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil.    20

/HLOD &ULVWLDQH %DUER]D %UDJD GH 0HOR                Leila Cristiane Barboza Braga de Melo, has been a Partner of Itaú Unibanco since 2008 and an Officer of the Executive Committee since 2021. She is currently responsible for the entire Legal, External Ombudsman’s Office, Government Relations, Corporate Communication and Sustainability departments. She joined the Itaú Unibanco Group in 1997, working at Unibanco’s Legal Advisory Department, where she carried out legal services at all business and institutional departments. Ms. Melo was elected Deputy Officer in 2008. She has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2015) and Executive Officer (2015 to 2021). She is also an Officer and a Member of the Board of Directors at W.I.L.L. – Women in Leadership in Latin America (a nongovernmental organization with international coverage focused on improving the individual and collective value of women in leadership positions in Latin America). In 2000 and 2001, Ms. Melo worked in the Project Finance and Securities Departments of the Debevoise & Plimpton firm in New York. She holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil, and attended a Specialization course on Financial Law and Capital Markets from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil, and on Fundamentals of Business Law from the New York University, New York, U. S., and attended the Fellows Program from the IWF World Leadership Conference and Gala, Atlanta, Georgia, U.S., from the Harvard Business School, Cambridge, Massachusetts, U.S. and from the INSEAD, Fontainebleau, France. 0LOWRQ 0DOXK\ )LOKR                Milton Maluhy Filho, a Partner, has been a Chief Executive Officer at the Itaú Unibanco Group since 2021, having served as a CFO and a CRO as well. Mr. Maluhy has held several positions at the Itaú Unibanco Group, including Vice President (2019 to 2020) and CEO of Itaú CorpBanca (Chile) (2016 to 2018), being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected Officer in 2007. He holds a Bachelor’s degree in Business Administration. &DUORV )HUQDQGR 5RVVL &RQVWDQWLQL                Carlos Fernando Rossi Constantini, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Wealth Management & Services division, which addresses client’s investment journeys, from offering and experience to fund distribution and management, having held the position of Executive Officer (2019 to 2021). In 2017, Mr. Constantini became the CEO at Itaú Unibanco in the United States and the Head of International Private Banking in Miami (2017 to 2018). He has held several positions at the Itaú Unibanco Group, including Officer (2009 to 2017). He joined the Itaú Unibanco Group in 2007 as a Deputy Officer (2007 to 2009). He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. )OiYLR $XJXVWR $JXLDU GH 6RX]D                Flávio Augusto Aguiar de Souza, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group and CEO of Banco Itaú BBA since 2021, being responsible for the Corporate & Investment Banking, Commercial Banking, Distribution and Research departments, as well as for the credit analysis, granting, recovery and restructuring activities of the Wholesale Banking division. He joined the Itaú Unibanco Group in 2009 and has held leading positions in several departments of the conglomerate, having served as Executive Commercial Banking Officer, Global Head of Wealth Management & Services, Global Head of Private Banking, and CEO of Banco Itaú International in Miami, U.S. Mr. Souza was Vice President of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2015 to 2019), and Chairman of the Board of Directors at the banks Itaú International (Miami, U.S.) and Itaú Suisse (Zurich, Switzerland) (2015 to 2018). He holds a Bachelor’s degree in Business Administration from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, and a postgraduate degree21 in Finance from the Fundação Dom Cabral, São Paulo, Brazil.

$QGUH %DOHVWULQ &HVWDUH                Andre Balestrin Cestare, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017. He is currently responsible for the Financial Planning of the Wholesale Banking and Technology and Operations department. He has held several positions at the Itaú Unibanco Group, including Financial Planning Officer—Retail Banking (2017 to 2019) and Finance Superintendent (2010 to 2017). Mr. Cestare was also a Member of the Board of Directors at Financeira Itaú CBD and ConectCar from 2017 to 2019. He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil; a Postgraduate degree in Business Administration and a Professional Master’s degree in Finance and Economics, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He also attended the Executive Qualification Program from the Fundação Dom Cabral, São Paulo, Brazil. 5HQDWR %DUERVD GR 1DVFLPHQWR                Renato Barbosa do Nascimento, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2017, responsible for the internal audit function of the investment banking, WMS, financial crimes, M&A, Treasury, Risks, Accounting, Fiscal, Finance departments and foreign units. He held several positions within PricewaterhouseCoopers Auditores Independentes (PwC) (São Paulo, Brazil), including Audit Partner from 2009 to 2017. He took part in a three-year professional exchange program at PwC in Mexico City, Mexico, as audit officer leading external audits in subsidiaries of international entities of the financial industry in Mexico (2014 to 2017). His main responsibility as Audit Partner was to lead external audits in entities of the financial industry in São Paulo (2009 to 2014). In that period, Mr. Nascimento was also responsible for monitoring external audits carried out by the PwC teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in subsidiaries of Brazilian financial institutions in these countries. Also at PwC (São Paulo, Brazil) he was Audit Senior Manager of the financial industry (2008 to 2009), and his main responsibility was to manage teams in charge of carrying out audits of entities of the financial industry, regulated by the Banco Central do Brasil. Between 2006 and 2008, Mr. Nascimento took part in a two-year professional exchange program at PwC in London, United Kingdom, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB). Additionally, he took part in a two-year professional exchange program at PwC in Montevideo, Uruguay, managing external audits of local banks, international institutions, and offshore entities, among others. He holds a Bachelor’s degrees in Accounting and in Business Administration, both from the Universidade Paulista, São Paulo, Brazil and Master’s degree in Business Administration (MBA) from Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2021, Mr. Nascimento attended the executive training course Fintech Revolution:Transformative Financial Services and Strategies, organized by the Wharton School of the University of Pennsylvania. 5LFDUGR 5LEHLUR 0DQGDFDUX *XHUUD                Ricardo Ribeiro Mandacaru Guerra, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021, responsible for the technology department in the position of CIO since 2015. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2014 to 2021), Channels Officer (2008 to 2014); Financing Products Superintendent—Individuals (2007 to 2008); Credit Policies Superintendent (2006 to 2007); Electronic Channels Management Superintendent (2002 to 2006), and Internet Project Leader (1996 to 2000). He joined the Itaú Unibanco Group in 1993 as a System Analyst. He holds a Bachelor’s degrees in Civil Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil, and an MBA from the Kellogg School of Management at Northwestern University, Illinois, U.S.    22

André Sapoznik - 165.085.128-62

André Sapoznik, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2016, having held the position of Vice President (2016 to 2021). He joined the Itaú Unibanco Group in 1998 and was elected Officer in 2004.
He holds a Bachelor's degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and MBA from Stanford Graduate School of Business, California, U.S.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the Legal Wholesale Banking Department (investment banking, treasury, wealth management services, banking products, allocated funds and onlending, international loans and foreign exchange), the Proprietary M&A Legal Matters and Anti-Trust Legal Matters. Mr. Rodrigues had been previously responsible for the Institutional Legal Department (Corporate and Corporate Governance, Contracts, Intellectual Property and Corporate Paralegal Matters), the International Legal Department and Legal Retail Banking Department (responsible for legal issues related to products and services of the retail banking, insurance and pension plan business). He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005) at Tozzini Freire Advogados.
He holds a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. He has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and holds a Master of Laws (L.L.M.) from Columbia University Law School, New York, U.S.

Sergio Guillinet Fajerman - 018.518.957-10

Sergio Guillinet Fajerman, a Member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2021. He is currently responsible for the Personnel department. He has held several positions at the Itaú Unibanco Group, including Executive Officer (2017 to 2021) and Corporate Personnel Management Officer and Personnel Officer at the General Wholesale Banking Office (2010 to 2017). He is a representative of the Itaú Unibanco Group in the Human Resources Committee (CHR) of FEBRABAN.
He holds a Bachelor's degree in Economics from the Universidade Federal do Rio de Janeiro (UFRJ), Rio de Janeiro, Brazil; MBA in Corporate Finance from the Instituto Brasileiro de Mercado de Capitais (IBMEC), Brazil; MBA from INSEAD, Fontainebleau, France and has attended the Advanced HR Executive Program from the University of Michigan, Michigan, U.S.

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$QD /~FLD GH 0DWWRV %DUUHWWR 9LOOHOD                Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itaúsa S.A. since 2017; a Member of the Personnel Committee at Itaú since 2018; a Member of the Nomination and Corporate Governance at Itaú since 2018; a Member of the Social Responsibility Committee at Itaú since 2019; a Member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice President of the Board of Trustees at the Fundação Itaú para Educação e Cultura since 2020; a Member of the Guiding Board at the Itaú Social since 2017; a Member of the Advisory Board at the Itaú Cultural since 1995; a Member of the Executive Board at the Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organização Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). 5LFDUGR 9LOOHOD 0DULQR                Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has held several positions at the Itaú Unibanco Group since 2002, including Vice President (2010 to 2018). He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; Alternate Member of the Board of Directors of Duratex S.A. since 2009; Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. )iELR &ROOHWWL %DUERVD                Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019), and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland.24

Matias Granata - 228.724.568-56

Matias Granata, a Partner, has been an Officer of the Executive Committee at the Itaú Unibanco Group responsible for the risks department (CRO) since 2021. He has held several positions at the Itaú Unibanco Group, including Officer (2014 to 2021), responsible for AML, Credit Risk, Modeling and Market and Liquidity Risks. He holds a Bachelor's degree in Economics from the Universidad de Buenos Aires (UBA), Buenos Aires, Argentina, a postgraduate degree in Economics from the Universidad Torcuato Di Tella (UTDT), Buenos Aires, Argentina, and a Master's degree in International Economic Policy from the University of Warwick, British Chevening Scholarship, United Kingdom.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003.
He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009.
He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A.
Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991).
He holds a Bachelor's and Master's degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S.

Pedro Moreira Salles - 551.222.567-72

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).
He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER's Board of Associates, and the Board of Directors at Fundação Osesp.
He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master's degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States.

José Geraldo Franco Ortiz Junior - 290.270.568-97

José Geraldo Franco Ortiz Junior, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2021. He joined the Itaú Unibanco Group in 2003 as an intern, and has served in a number of positions, such as: Legal Assistant (2003 to 2004); Lawyer (2004 to 2006); Senior Lawyer (2006 to 2008); Legal Manager (2009 to 2013), and Legal Superintendent (2013 to 2020). Mr. Ortiz Junior also worked as Non-US Legal Intern at law firm Jones Day of New York (2009) and as an intern at IBM Brasil (2001 to 2003).
He holds a Bachelor's degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master's degree (LL.M) from the Columbia University Law School, New York, U.S.

25

$OIUHGR (J\GLR 6HWXEDO                Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 a 2009). Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. 5REHUWR (J\GLR 6HWXEDO                Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (1990 to 1994). He has served as Vice President at Itaúsa S.A. since 1994 and as the Chairman of the Accounting Policies Committee (2008 to 2011). Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum. He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S.    26

-RmR 0RUHLUD 6DOOHV                João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013, and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. 0DUFR $PEURJLR &UHVSL %RQRPL                Marco Ambrogio Crespi Bonomi (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Senior Vice President (“Diretor Geral”) (2015 to 2017). He was Vice President (2004 to 2011) of the Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI). He holds a Bachelor’s degree in Economics from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil and attended a Financial Executive Advanced course at the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a course on Capital Markets at the New York University, New York, U.S. 5HLQDOGR *XHUUHLUR                Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2017. He has been a Member of the Board of Directors since 2007, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobrás Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobrás Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP). He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre-docência”) in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. $ONLPDU 5LEHLUR 0RXUD                Alkimar Ribeiro Moura has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2016. He has held several positions at the Itaú Unibanco Group, including Member of the Audit Committee (2010 to 2015). Mr. Moura is a retired Economics Professor of the Escola de Administração de Empresas de São Paulo of the Fundação Getulio Vargas (FGV), São Paulo, Brazil. He was an Independent Member of the Board of Directors (2012 to 2017) and a Coordinating Member of the Audit Committee (2013 to 2017) of Cetip S.A. Mercados Organizados. Mr. Moura was an Independent Member of the Supervisory Board of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão): Market Supervision (2007 to 2010). He was Chairman of Investment Banking (2001 to 2003) and Vice Chairman of Finance and Capital Markets (2001 to 2003) at Banco do Brasil S.A. Mr. Moura held several positions at the Banco Central do Brasil, including Standards and Financial System Organization Officer (1996 to 1997); Monetary Policy Officer (1994 to 1996); Public Debt and Open Market Transactions Officer (1987 to 1988). He was an Officer at Banco Pirelli-Fintec (1988 to 1993). He holds a Bachelor’s degree in Economics from the Universidade Federal de Minas Gerais, Belo Horizonte, Minas Gerais, Brazil, a Master’s degree from the University of 27 California, Berkeley, and a Ph.D in Applied Economics from the Stanford University, California, U.S.    0DULD +HOHQD GRV 6DQWRV )HUQDQGHV GH 6DQWDQD

Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020. She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A. She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000). She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP) São Paulo, Brazil. $UWHPLR %HUWKROLQL                Artemio Bertholini has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Member of the Fiscal Council at Itaúsa S.A. (2006 to 2008) and at Itaú Unibanco (2009 to 2011). He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and a Member of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021. He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP) since 2015, and an invited Lecturer at Accounting, Audit, Arbitration and Corporate Governance-related events at the Regional Accounting Council (CRC/SP) and at a number of universities. Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Indústrias Romi S.A. (2009) and Tekno S.A. Ind. e Comércio (2018 to 2020). He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1969 to 1978), and a bookkeeper at Banco do Brasil (1965 to 1969). He holds a Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Flórida, U.S.    28    )UHGHULFR 7UDMDQR ,QiFLR 5RGULJXHV

Frederico Trajano Inácio Rodrigues - 253.929.608-47

Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2020.
He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2016, having been an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was also in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005, and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999).
He holds a Bachelor's degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, U.S.

João Costa - 476.511.728-68

João Costa has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008).
He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021.
He was an Effective Member of the Fiscal Councils of the Federação Brasileira de Bancos (FEBRABAN), Federação Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008).
He holds a Bachelor's degree in Economics from the Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S.

José Caruso Cruz Henriques - 372.202.688-15

José Caruso Cruz Henriques has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2011 and Chairman of this Board since 2017. He has held several positions at the Itaú Unibanco Group, including Officer (1988 to 2003).
He has been Executive President of Corhen Serviços Ltda. since 2003.
He holds a Bachelor's degree in Law from the Universidade de São Paulo (USP) São Paulo, Brazil and a postgraduate degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil.

Rene Guimarães Andrich - 709.926.659-49

Rene Guimarães Andrich has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2020.
He is the Chairman of the Audit Committee at Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee at Hospital de Clínicas de Porto Alegre (HCPA), a Member of the Audit Committee of the Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU) and an Independent Member of the Disciplinary Measures Committee of Petrobrás Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls courses.
He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Paraná Auditores, and Audit Supervisor at Spaipa S.A. Indústria Brasileira de Bebidas.
He holds certifications from CCA+ – Director with Experience (IBGC); CCF - Fiscal Advisor (IBGC) and CCoAud – Member of the Audit Committee with Experience (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC/SP).
He holds a Master's degree in Management from the Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor's degree in Accounting from the FAE Business School, Curitiba, Brazil.

29

1 $ $QGUp 6DSR]QLN                1 $ ÈOYDUR )HOLSH 5L]]L 5RGULJXHV                1 $ $OH[VDQGUR %URHGHO                1 $ 5HQDWR /XOLD -DFRE                1 $ (PHUVRQ 0DFHGR %RUWRORWR                1 $ 7DWLDQD *UHFFR                1 $ &DQGLGR %RWHOKR %UDFKHU                1 $ -118.058.578-00 167.629.258-63N/A 270.049.978-63RVp 9LUJLOLR 9LWD 1HWR                1 $ 5HQDWR GD 6LOYD &DUYDOKR                1 $ 3DXOR 6HUJLR 0LURQ                1 $ 3HGUR 3DXOR *LXEELQD /RUHQ]LQL                1 $ $GULDQR &DEUDO 9ROSLQL                1 $ /HLOD &ULVWLDQH %DUER]D %UDJD GH 0HOR                1 $ 0LOWRQ 0DOXK\ )LOKR                1 $ Luciana Nicola Scheneider—270.049.978-63 1 $    30

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12.12. OTHER SIGNIFICANT INFORMATION Addition Information of items 12.5/6, 12.7/8, 12.9 and 12.10 A—Total Number of Meetings Held by Body: BodyMeetings Board of Directors (1)13 Fiscal Council (1)4 Audit Committee (2)33 Disclosure and Trading Committee (3)4 Strategy Committee (4)5 Capital and Risk Management Committee (4)7 Nomination and Corporate Governance Committee (4)2 Related Parties Committee (4)4 Personnel Committee (4)3 Compensation Committee (4)2 Social Responsibility Committee (4)3 (1)period from July 7, 2020 to February 26, 2021 (2)period from August 7, 2020 to February 26, 2021 (3)period from April 22, 2020 to January 18, 2021 (4)period from April 30, 2020 to February 26, 2021 B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from ltaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from ltaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C—Meeting Attendance Percentage: For calculation of the meeting attendance percentage: (a) of the members of the Board of Directors and Fiscal Council, the meetings held from the moment members took office on July 7, 2020 until February 26, 2021 were considered; (b) of the members of the Audit Committee, meetings held from the moment the members took office on August 7, 2020 until February 26, 2021 were considered; (c) of the members of the other committees, meetings held from the moment the members took office on April 30, 2020 until February 26, 2021 were considered; (d) of the members of the Disclosure and Trading Committee, meetings held in the period from April 22, 2020 to January 18, 2021 were considered; (e) there is no calculation of the meeting attendance percentage of the management member Candido Botelho Bracher because the meetings do not involve his reelection to the Company’s Board of Directors, Capital and Risk Management Committee and Compensation Committee; (f) there is no calculation of the meeting attendance percentage of the management member João Moreira Salles because the meetings do not involve his reelection to the Company’s Compensation Committee; (g) there is no calculation of the meeting attendance percentage of the management member Maria Helena dos Santos Fernandes de Santana because the meetings do not involve her reelection to the Company’s Board of Directors and Related Parties Committee; (h) there is no calculation of the meeting attendance percentage of the management member Artemio Bertholini because the meetings do not involve his reelection to the Company’s Fiscal Council; (i) there is no calculation of the meeting attendance percentage of the management members Reinaldo Guerreiro, João Costa and Rene Guimarães Andrich as alternate members were not required to attend the meetings of the Company’s Fiscal Council; (j) there is no calculation of the meeting attendance percentage of the management members Alexandre de Barros, Ricardo Baldin and Rogério Carvalho Braga because the meetings do not involve their reelection to the Company’s Audit Committee; (k) there is no calculation of the meeting attendance percentage of the management member José Virgílio Vita Neto because it was formalized that he became part of the Disclosure and Trading Committee on January 18, 2021; (l) there is no calculation of the meeting attendance 33 percentage of the management member Cesar Nivaldo Gon because the meetings do not involve his reelection to the Company's Personnel Committee; (m) there is no calculation of the meeting attendance percentage of members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

D - Independence Criterion for Members of the Audit Committee:

The members of the Board of Directors Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Marco Ambrogio Crespi Bonomi, Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes are deemed independent. An independent member is a member who has no commercial or other relationship with the Company, with a company under the same control, with the controlling stockholder or with member of a management body that may (i) give rise to a conflict of interests; or (ii) impair its capacity and exemption from analysis and assessment. All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi)a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – Type of Audit Committee

It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99.

F – Politically Exposed Persons

Regarding the members of the Board of Directors, Executive Board, Fiscal Council and other Committees, we classify as politically exposed persons: Alfredo Egydio Setubal (member of the Board of Directors); Leila Cristiane Barboza Braga de Melo and Pedro Paulo Giubbina Lorenzini (members of the Executive Board), Reinaldo Guerreiro (member of the Fiscal Council) and Ricardo Baldin (member of the Audit Committee), on account of:

- Alfredo Egydio Setubal being characterized as a Related PEP considering the relationship with members of Liquigás Distribuidora S.A. and B3.
- Leila Cristiane Barboza Braga de Melo being characterized as a Holder PEP considering the management position at FEBRABAN.
- Pedro Paulo Giubbina Lorenzini being characterized as a Related PEP considering the management position at FEBRABAN.
- Reinaldo Guerreiro being characterized as a Related PEP considering the management position at Cia. Saneamento Básico – SABESP.
- Ricardo Baldin be characterized as a Holder PEP considering a management position at Finame.

G – Additional Information

We inform that the investiture date of the member elected at the Board of Directors of February 10, 2022 is pending approval from the Central Bank of Brazil.

34

Below we present the hierarchy flowchart of said Bodies:



Stockholder's Meeting
Fiscal Council
Board of Directors
Independent Audit
Audit Committee
Personal Committee
Related Parties Committee
Nomination and Corporate Governance Committee
Risk and Capital Management Committee
Strategy Committee
Social Responsability Committee
Compensation Committee
LATAM Strategy Council
Digital Advisory Board
Internal Audit
Board of Officers
Disclosure and Tranding Committee
Advisory Councils
Statutory committees
Non-statutory committees

12.5/6 – Composition and professional experience of the board of directors and fiscal council

With respect to each member, see below information about item 12.5 "m":

I – Main professional experience for the past five years, indicating:

- Company's name and activity sector.
- Position and roles inherent in the position.
- Whether the company is part of **(i)** the Issuer's economic group or **(ii)** is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.

II - All management positions they hold in other companies or third sector organizations:

Company's name	Company's activity sector	Company is part of		
		(i) the Issuer's economic group	(ii) is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.	Other companies or third sector organizations
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Almar Participações S.A.	Holding company of non-financial institutions			x

35

Alpargatas S.A.	Holding company of non-financial institutions			x
Americel S.A.	Telephony Equipment			x
Arthur Andersen & Co.	Advocacy			x
Associação Brasileira das Companhias Abertas (ABRASCA - Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA - Brazilian Association of Financial and Capital Market Entities)	Non-profit civil association			x
Associação Nacional das Instituições de Crédito, Financiamento e Investimento (ACREFI - Brazilian Association of Credit, Financing and Investment Institutions)	Bringing together companies of the sector, defending their legitimate interests, strengthening the relationships among the associates and fostering the development of their activities			x
Banco Brascan S.A.	Investment Bank			x
Banco Central do Brasil (BACEN - Central Bank of Brazil)	Federal government agency			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú Suisse	Holding company of non-financial institutions	x		
Banco Itaú BBA S.A.	Multiple-service	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development bank			x
Banco Pirelli-Fintec	Multiple-service banking, with commercial portfolio			x
Banco PSA Finance Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Seguridade S.A.	Insurance and pension plan			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão (B3 S.A. – Brazilian Exchange and OTC))	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Bolsas y Mercados Españoles (BME)	Administration of organized securities markets			x

36

Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions		x	
Bunge y Born	Food industry			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara Interbancária de Pagamentos (CIP)	Brazilian Payment System			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	
Cetip S.A. Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives)	Management of organized over-the-counter markets			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP - Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. de Saneamento de Minas Gerais (COPASA - Minas Gerais Sanitation Company)	Water collection, treatment and distribution			x
Cia. de Saneamento do Paraná (SANEPAR - Paraná Sanitation Company)	Water collection, treatment and distribution			x
Cia. Hering	Manufacturing of cotton woven and knitted clothing, except for socks			x
CI&T Software S.A.	Digital Solutions			x
Citibank Brazil	Financial Conglomerate			x
Citigroup Brasil	Financial Conglomerate			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Comissão Trilateral do Conselho Internacional da NYSE	Private Discussion Forum			x
Comitê de Fusões e Aquisições (CAF)	Self-Regulatory Entity			x
Commercial Free Childhood (CCFC)	Education			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia Brasileira de Metalurgia e Mineração (CBMM - Brazilian Metallurgy and Mining Company)	Metallurgy and technology			x
Companhia Paranaense de Gás (COMPAGÁS - Paranaense Gas Company)	Natural gas distributor			x
Conectas	Non-governmental organization			x
ConectCar Soluções de Mobilidade Eletrônica S.A.	Payment Institution	x		
Conferência Monetária Internacional	International Organization			x
Conselho Editorial da Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM)	Editorial			x

37

Conselho Regional de Contabilidade (CRC/SP - Regional Council of Accounting)	Self-Regulatory Entity			x
Corhen Serviços Ltda.	Combined office and administrative support services			x
CPFL Energia S.A.	Energy Distribution			x
Debevoise & Plimpton	Advocacy			x
Deutsche Bank Securities	Investment Bank			x
Diagnósticos da América S.A. (DASA)	Clinical Diagnostics			x
Directa Auditores	Advocacy			x
Duratex S.A.	Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials		x	
Ecorodovias	Concession of Public Works and Services			x
Editora Almedina	Editorial			x
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Eneva S.A.	Electricity			x
Ernst & Young	Accounting and tax audit and consulting services			x
Escola de Administração de Empresas de São Paulo da Fundação Getulio Vargas – São Paulo (EAESP-FGV - School of Business Administration of São Paulo of Fundação Getulio Vargas)	Education institution			x
Faculdade de Direito da Fundação Getulio Vargas	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP - School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education – undergraduate and graduate courses			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x
Federação Brasileira de Bancos (FENABAN – National Federation of Banks)	Employers' union			x
Federal Reserve Bank	Federal Agency			x
Fellow Ashoka	Non-profit organization			x
Fidelity International Ltd.	Investment management			x
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Credit, Financing and Investment Society			x
Financial Stability Board (FSB)	Financial Stability Board			x

38

Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
Fundação das Nações Unidas (EUA)	International Organization			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fundação Itaú para Educação e Cultura	Activities of membership organizations related to culture and art	x		
Fundação Maria Cecilia Souto Vidigal	Non-profit organization			x
Fundação Nova Escola	Non-profit organization			x
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC)	Non-profit organization			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
Fundo Patrimonial Lumina UNICAMP	Raising and investment of funds to support UNICAMP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grant Thornton Brasil	Accounting and tax consulting and auditing			x
Grupo Big S.A.	Retail sales			x
Grupo Boticário	Cosmetics			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial Conglomerate	x		
Grupo Natura (Natura Group)	Financial Conglomerate			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
IBM Brasil	Machinery and Services Industry			x
Icatu Holding S.A.	Holding company			x
IFRS Foundation	Production of Accounting Standards			x
Indústrias Romi S.A.	Machinery			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and Foundations			x
Instituto Brasileiro de Governança Corporativa (IBGC – Brazilian Institute of Corporate Governance)	Activities of associations for protection of social rights			x

39

Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER)	Education institution			x
Instituto dos Auditores Internos do Brasil	Audit			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of associative organizations related to culture and art	x		
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A. (INVEPAR)	Urban mobility			x
Itaú Asset Management S.A.	Fund administration	x		
Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú Corretora de Valores S.A.	Securities brokerage	x		
Itaú CorpBanca (Chile)	Multiple-service banking, with commercial portfolio	x		
Itaú International Holding Limited	Other service activities provided mainly to companies not previously specified	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR - Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
Jones Day	Consulting service			x
L. Dias Advogados	Advocacy			x
Lean Enterprise Institute (LEI)	Educational Institution			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail sales			x
Mizuho International Ltd.	Multiple-service banking, with commercial portfolio			x

40

Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM - São Paulo Museum of Modern Art)	Non-profit civil association			x
Odebrecht S.A.	Construction company			x
Oi S.A.	Telecommunications			x
Ordem dos Advogados do Brasil	Self-Regulatory Entity			x
Organização Internacional das Comissões de Valores (IOSCO)	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail sales			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petrobrás Gás S.A. (GASPETRO)	Oil exploration, extraction and refining			x
Petróleo Brasileiro S.A.	Oil exploration, extraction and refining			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Raia Drogasil	Pharmaceutical			x
Redecard S.A.	Payment Institution	x		
RMB Assessoria e Consultoria Empresarial e Contábil EIRELI	Business consulting			x
Sensedia	Integration Solutions			x
Serasa S.A.	Information Services			x
Sercomtel S.A. Telecomunicações	Telecommunication services			x
Serviço de Desenvolvimento de Sistemas para Recebíveis Ltda. (CERC)	Data Processing			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
Spaipa S.A. Indústria Brasileira de Bebidas	Beverage Manufacturing and Distribution			x
Tecnologia Bancária (TECBAN)	ATM's	x		
Tekno S.A. Indústria e Comércio	Metal Product Manufacturing			x
Telet S.A.	Telephone company			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x
Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Tozzini Freire Advogados	Advocacy			x
Totvs S.A.	Technology			x
Unibanco – União de Bancos Brasileiros	Multiple-service banking, with commercial portfolio	x		

41

Universidade Estadual de Campinas (UNICAMP)	Education institution			x
Vale S.A.	Mining company			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
W.I.L.L. – Women in Leadership in Latin America	International non-profit organization			x
XP Inc.	Holding company			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Yazbek Advogados	Advocacy			x

12.9 Existence of marital relationship, stable union or kinship of up to second degree between:

a) Issuer's management members:

- Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).
- João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).
- Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice-Chairman of the Board of Directors)

b) (i) Issuer's management members and (ii) management members of the Issuer's direct or indirect subsidiaries:

Not applicable.

c) (i) management members of the Issuer or of its direct or indirect subsidiaries and (ii) Issuer's direct or indirect parent companies:

- Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

- Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer's controlling group;

- Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer's controlling group;

- Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors),together with brother Alfredo Egydio Arruda Villela Filho, is in Issuer's controlling group.

d) (i) Issuer's management members and (ii) management members of the Issuer's direct or indirect parent companies:

- Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

- João Moreira Salles (member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

- Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio

42

Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

- Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa –Investimentos Itaú S.A.;
-
- Ricardo Villela Marino (Vice-Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent companies Itaúsa – Investimentos Itaú S.A.;
-
- Ricardo Villela Marino (Vice-Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda.;
-
- Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A.;
-
- Alfredo Egydio Setubal (member of the Board of Directors) together with brother Ricardo Egydio Setubal, is in the management of the of parent company Companhia Esa.

12.10 - Inform on the subordination, service provision or control relationships maintained for the last three years between management members of the issuer:

a) Issuer's direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiary.

b) Issuer's direct or indirect parent company:

Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

<u>Other Significant Information of Item 12.12</u>

a) Regarding meetings held in the past three (3) years, we inform as follows:

Year	Type of meeting	Date/Time	Quorum
2021	Annual and Extraordinary	04.27.2021 – 11:00 a.m. and 11:10 a.m.	91.96% of common shares and 31.65% of preferred shares
2021	Extraordinary	01.31.2021 – 11:00 a.m.	More than 90% of common shares
2020	Annual	04.28.2020 – 11:00 a.m.	More than 90% of common shares and 31.75% of preferred shares
2019	Annual	04.24.2019 – 11:00 a.m.	More than 90% of common shares and 29.08% of preferred shares
2018	Annual and Extraordinary	04.25.2018 – 11:00 a.m.	More than 90% of common shares and 28.28% of preferred shares
2018	Extraordinary	07.27.2018 – 15:00 p.m.	More than 90% of common shares

43

b) Audit Committee The Audit Committee has autonomy to establish and contract training activities. In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies a department in need of training, it contracts training to meet a specific need for the area or its members. Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants. During 2018, the members of the Audit Committee participated in training sessions on the following topics: Cloud Computing and stage of implementation of the Basel III standards in Brazil. Additionally, the Committee performed a benchmark on risk management in digital environments with financial institutions, technology and consulting companies in the United States of America and on the performance of the Audit Committee, internal audit and second-line areas of defense and with Spanish financial companies with international operations. In 2019, the Audit Committee promoted specific training on anti-money laundering (AML) with the attendance of its members and guests representing the Internal Audit (Brazil and Latam) and Operating Risk Offices. Talks were given by consultants in Brazil and abroad on (i) Anti money laundering and combating terrorism financing (AML/CFT) and Anti-bribery and corruption (AB&C); and (ii) The Evolving Landscape of AML/CFT Management. In the years 2018, 2019 and 2020, some of its members, individually, also participated in trainings on accounting, corporate governance, ethics, financial and external audit topics. c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors Based on the responsibilities established in its Regulations and the assessment of the main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, including with the Executive Board. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Throughout the years 2018, 2019 and 2020, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit, Compliance and Operating Risk, and Internal Control departments, to monitor the outcomes of the work carried out by these departments, as well as bimonthly meetings to monitor the operation of Itaú CorpBanca in Chile and its subsidiaries. Also, during these years, the Audit Committee held meetings with the following departments: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman’s Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee has held, since 2021, a private meeting with the CEO of Itaú Unibanco Holding S.A., and continues to hold, as for several years, a joint meeting with the with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, the Audit Committee submits its recommendations on the financial statements, and it annually submits the outcome of the evaluation of the external auditor, internal auditor and operating risk department, which is also responsible for the internal controls. 44

The Audit Committee holds a joint meeting with the members of the Fiscal Council of Itaú Unibanco Holding SA at least on an annual basis, in which it presents its findings on Itaú Unibanco's consolidated financial statements as of the year ended in December of each year or other topics of the Fiscal Council interest.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council participates in the Board of Directors' meeting, in which the Issuer's annual financial statements are examined (therefore, once a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

Relationship between the Board of Directors and the Investor Relations Officer

The main relationship channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board.

Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or the Statutory Committees that support the Board of Directors, such as:

- Management Report, Form 20-F, Reference Form, and Integrated Annual Report;
- Changing and creating new policies;
- Opinions on the performance of Itaú Unibanco's securities and the best practices from market agents, including investors, credit *rating* agencies, and ESG[1], corporate governance, analysts, and trade associations;
- Share bonus and share splits;
- Analyzing the trading of the parties adhering to the Securities Trading Policy.

The Itaú Unibanco's Investor Relations Officer also prepares materials, to the Board of Directors, comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries.

1 Environmental, Social and Corporate Governance

d) In 2020, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2021
Ethics e-learning course	Up to executive officers	Biennial	94%	Continue with the **biennial** cycle
Anti-corruption e-learning course	Up to executive officers	Biennial	92%	Continue with the **biennial** cycle
Ethics in workplace workshop	Managers and coordinators	Specific dates	92.53%	Continue in 2021 on a mandatory basis for new coordinators

45

Adherence to Code of Ethics (#)	Up to Board of Directors	Annual	93.49%	Unified statement comprising Codes of Conduct and corporate integrity policies
Risk Culture program	Managerial level (with or without management)	Specific dates	98%	Those unable to attend in person will attend the course online.
Risk Culture program	Coordination level up to trainee	Annual	89%	Continue in 2021 until we reach 100% of audience
Anti-Money Laundering and Counter Terrorist Financing e-learning course	Up to executive officers	Biennial	93%	Continue with the biennial cycle
In-person/virtual talk on the prevention of illegal acts (PLD and corruption prevention)	Board of Directors	Biennial	100%	New talk about or topic

e) In 2020, the Internal Ombudsman's Office received 2,016 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization's employees.

In order to guide and discipline any employees who show conduct contrary to the principles of the Company's Code of Ethics and standards, and to minimize any related risks, the Company has implemented guiding/disciplinary measures to those involved in reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting documentation for the meetings of the Board of Directors:

The members of the Board of Directors receive, at least five (5) days before the meeting, whenever possible, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and be prepared for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c

46